Primary Business Name: ADMIRAL SECURITIES LLC   **BD Number: 324098**

BD - AMENDMENT

01/05/2026

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ◯ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/ FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ADMIRAL TECHNOLOGIES LLC	DE	MEMBER	08/2022	E	Y	N	88-3321877
BYRNE, JOHN MICHAEL JR	I	CHIEF COMPLIANCE OFFICER	02/2023	NA	N	N	1255284
MAGNUS, GIDEON FRANS	I	CHIEF EXECUTIVE OFFICER	07/2022	NA	Y	N	7669885
SLOAN NOWAK, JACQUELINE LEE	I	FINOP	01/2026	NA	N	N	2717305

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